SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 1

Peter Kiewit Sons’, Inc.
(Name of Subject Company (Issuer))
Peter Kiewit Sons’, Inc.
(Name of Filing Person (Offeror))
Common Stock,
par value $0.01 per share
(Title of Class of Securities)
N/A
(Cusip Numbers of Class of Securities)

Tobin A. Schropp
Senior Vice President, General Counsel and Secretary
Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, Nebraska 68131
Telephone: 402-342-2052
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))
Copies to:
John S. D’Alimonte
David K. Boston
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Telephone: (212) 728-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$403,256,472	$47,463

(1)	Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based on the formula price per share of the common stock of Peter Kiewit Sons’, Inc. (calculated pursuant to its Restated Certificate of Incorporation) to be received by Peter Kiewit Sons’, Inc. from stockholders participating in the tender offer, assuming that each stockholder validly tenders the maximum specified percentage of shares.
(2)	A portion of the filing fee has been offset by the amount of the filing fee previously paid by Kiewit Investment Fund LLLP, formerly known as Kiewit Employees Diversified Investment Fund L.P., as described below. This previously paid filing fee in the amount of $50,680 related to a transaction valuation of $400,000,000. An additional filing fee in the amount of $384 has been paid to cover the increase in the transaction valuation from $400,000,000 to $403,256,472.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$50,680	Filing party:	Kiewit Investment Fund LLLP (f/k/a Kiewit Employees’ Diversified Investment Fund L.P.)
Form or Registration No.:	333-119396	Date Filed:	September 30, 2004

☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third-party tender offer subject to Rule 14d-1
     ☑ issuer tender offer subject to Rule 13e-4
     ☐ going private transaction subject to Rule 13e-3
     ☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) of Peter Kiewit Sons’, Inc. (“Kiewit”) amends and restates in its entirety the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) of Kiewit filed with the Securities and Exchange Commission (“SEC”) on September 30, 2004. This Amendment No. 1 relates to the offer by Kiewit (the “tender offer”) to purchase up to 38% of the shares of its common stock, par value $0.01 per share (“Kiewit Stock”), held by each holder of Kiewit Stock (each, a “Kiewit Stockholder”), rounded to the nearest whole share (with 0.5 of a share rounded up to the next whole share), for $37.55 per share (the formula price of a share of Kiewit Stock), in cash.
      The Original Schedule TO related to an offer by Kiewit to exchange a portion of the shares of Kiewit Stock held by each Kiewit Stockholder for units of limited partnership interest (“Units”) of Kiewit Investment Fund LLLP, formerly known as Kiewit Employees’ Diversified Investment Fund L.P. (the “Fund”), and/or cash. In connection with the Original Schedule TO, the Fund filed a registration statement on Form N-14 (the “N-14 Registration Statement”) to register the Units to be offered in the exchange offer by Kiewit, which N-14 Registration Statement included an offer to exchange/prospectus of Kiewit and the Fund. The Fund filed an application with the SEC to withdraw the N-14 Registration Statement on November 14, 2004.
      The tender offer is subject to the terms and conditions described in the offer to purchase relating to the tender offer and related letter of transmittal (each of which is an exhibit to this Amendment No. 1 and incorporated herein by reference as set forth below). The offer to purchase amends and restates in its entirety the offer to exchange/prospectus of Kiewit and the Fund. The tender offer will expire at 11:59 p.m. Omaha time, on June 28, 2005, unless extended.
      All information set forth in the offer to purchase is incorporated by reference in response to items 1 through 11 in this Amendment No. 1 except those items as to which information is specifically provided herein.

Item 12.	Exhibits.

Exhibit
Number	Exhibit Name

(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Kiewit Stockholders

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Peter Kiewit Sons’, Inc.

By:	/s/ Tobin A. Schropp

Name: Tobin A. Schropp

Title:	Senior Vice President, General Counsel and Secretary
Dated: May 17, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Name

(a)(1)(A)	Offer to Purchase
(a)(1)(B)	Form of Letter of Transmittal
(a)(1)(C)	Form of Letter to Kiewit Stockholders